News Release

Alexco Intersects 7.8 Meters of 49.4 Ounces Per Ton Silver; Drilling of “99” Zone
 at Bellekeno Continues to Confirm High Grade Ag Mineralization

May 19, 2009 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to announce additional results from its 2009 underground core drilling program at the Bellekeno Mine, Keno Hill Silver District, Yukon. Initial definition diamond drilling in the Bellekeno “99” Zone, one of three zones that comprise the Bellekeno resource, has confirmed high grade silver mineralization previously indicated from historical underground chip sampling.

Highlights

  Underground drilling in the upper “99” Zone has confirmed high grade silver-rich mineralization in the area of the historical chip sampling/resource. The “99” Zone has not been previously drilled by Alexco; drill testing of the zone is proceeding as drill platforms become available. Complete assay results have been received for 37 underground holes drilled in the Bellekeno upper “99” Zone resource area to date. Results include the following:

    DDH BKUD09-067 cut an interval grading 1,694 grams per tonne silver (49.4 ounces per ton), 0.443 grams per tonne gold, 8.14% lead and 8.26% zinc or 74.9 ounces per ton silver equivalent* over 7.83 meters from 29.04 to 36.87 meters.

    DDH BKUD09-071 cut an interval grading 1,863 grams per tonne silver (54.3 ounces per ton), 0.526 grams per tonne gold, 8.80% lead and 6.51% zinc or 77.5 ounces per ton silver equivalent* over 6.01 meters from 29.56 to 35.57 meters.

    DDH BKUD09-085 cut an interval grading 2,303 grams per tonne silver (67.2 ounces per ton), 0.393 grams per tonne gold and 34.95% lead and 10.44% zinc or 126.8 ounces per ton silver equivalent* over 2.29 meters from 29.10 to 31.39 meters.

    DDH BKUD09-089 cut an interval grading 1,898 grams per tonne silver (55.4 ounces per ton), 0.257 grams per tonne gold, 25.54% lead and 2.22% zinc or 88.8 ounces per ton silver equivalent* over 3.11 meters from 30.87 to 33.98 meters.

    DDH BKUD09-090a cut an interval grading 2,448 grams per tonne silver (71.4 ounces per ton), 1.182 grams per tonne gold and 11.31% lead and 1.67% zinc or 89.5 ounces per ton silver equivalent* over 2.05 meters from 34.97 to 37.02 meters.

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    DDH BKUD09-097 cut an interval grading 2,176 grams per tonne silver (63.5 ouncesper ton), 1.238 grams per tonne gold and 2.98% lead and 2.47% zinc or 73.8 ounces perton silver equivalent* over 2.01 meters from 30.84 to 32.85 meters.
*	Silver (Ag) equivalent calculated based on metal prices of US$525/oz Au, US$8.00/oz Ag, US$0.45/lb Pb, and US$0.75/lb Zn; metallurgical recoveries not considered.

The initial underground drilling in the Bellekeno mine upper “99” Zone was completed in April, totaling 1,795 meters in 37 drill holes. Approximately 40% of the planned holes in the “99” zone have been completed with the remainder to be drilled from the lower levels of the historical workings in June. In the meantime, drilling is continuing with two drills in the adjacent Southwest Zone.

Update on Bellekeno Underground Drilling Program

To date, a total of 75 drill holes have been completed in the Bellekeno underground program, and approximately 40 more holes are still to be drilled to complete the planned 10,000 meters of underground infill/exploration diamond drilling. The primary goal of the program is to update the independent National Instrument 43-101 “Standards of Disclosure for Mineral Properties” (“NI 43-101”) compliant resource estimate for Bellekeno totaling 537,000 tonnes grading 1,016 g/tonne silver, 0.4 g/tonne gold, 13.5% lead and 10.7% zinc (see news release dated January 30, 2008 entitled “Alexco Outlines New Zinc-Silver Zone at Bellekeno and Updates Resource Estimate”) and to collect mining-related geotechnical data prior to a construction decision scheduled for later this year.

Alexco’s 2009 Bellekeno underground drill program began in February, focusing on the upper part of the East Zone where drilling expanded mineralization defined by historical drilling and surface drilling by Alexco in 2007 (see news release dated April 20, 2009 entitled “Alexco Announces Initial Underground Drill Results, Bellekeno Mine: High Grade Silver-Zinc-Lead Mineralization Extended in Upper East Zone”). Assays for the last hole drilled on the East Zone have been received. The hole (BKUD09-049), located below the 625 adit level, intersected 1.95 meters grading 628 grams per tonne silver (18.3 ounces per ton), 1.322 grams per tonne gold, 0.24% lead and 8.28% zinc, or 36.7 ounces per ton silver equivalent*, from 79.70 to 81.65 meters. The results are in line with previous reported results from this area of the East resource.

A composite table listing those 2009 Bellekeno “99” drill holes having complete assay results is available, along with drill hole location maps for past and current programs, on the company website at www.alexcoresource.com.

A construction decision for Bellekeno is anticipated within the next two to three months. A total of US$35 million for construction and development of the Bellekeno Mine will be provided by Silver Wheaton upon completion of a mutually acceptable development plan. Under a silver purchase agreement, Silver Wheaton will purchase 25% of future district silver production at a cost of US$3.90 per ounce of silver delivered, plus up-front deposit payments to Alexco totaling US$50 million. An initial US$15 million deposit payment was received in December 2008, and the remaining US$35 million will be received on a monthly draw-down basis commencing once a positive construction decision has been made and subject to certain other conditions including Alexco having sufficient committed funds available to complete construction and achieve production within specified time frames.

Notes

True widths have not been determined for all the above reported drill intercepts but are believed to be representative of actual drill thickness.

The 2009 infill/exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the oversight of Stan Dodd, Vice President, Exploration for Alexco and a Qualified Person as defined by NI 43-101. A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. All drill core samples were shipped to ALS Chemex Labs facility at North Vancouver, BC for preparation followed by fire assay and multi-element ICP analyses. The contents of this news release have been reviewed by Mr. Dodd, who takes responsibility for the disclosure herein of scientific and technical information pertaining to Alexco’s mineral properties.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.